Filed by T-Mobile US, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Corporation

Commission File No.: 001-04721

Excerpts from a T-Mobile All Employee Webcast:

Introduction

***

John Legere

CEO, T-Mobile

I did recently go down with my top team and I spent two days with the leadership of Sprint, including having an all employee town hall and it was very important to update them on the deal. And I want to do that with you here today, if we could.

Six months ago, we announced this deal – six months. Now a couple of things. These are probably – we talk about the heroes associated with the hurricane, we talk about what happened in retail and care and team of experts and the quarter results. I’ve got news for you. You have to find the closest attorney, regulatory person, network modeler, the people who are – they are working 24 hours a day on the process of getting regulatory approval, FCC, DOJ, State Public Utility Commission, states attorney generals, etc. Everybody wants to know about this and it’s going nonstop. Not done yet.

I want you to notice that what we said is we will proudly, quietly – and mark my words on this one, it’s the hardest act for me – humbly participate in this process, without using too much of a public forum to talk about this deal. But I want to talk to YOU about it!

So, a couple of dates. April 29th – is the merger the 27th or the 29th? April 29th, I announced it in my head on the 27th. June 18th, our public interest statement was filed with the FCC. If you have some extra reading time, you want to go through this gigantic document. June 27th, sounds like a long time ago, I raised my right hand and swore to tell the truth, the whole truth and nothing but the truth to the Senate Judiciary –it was another of those events where we were well represented and we moved forward.

The FCC public notice, which is their acknowledgement that something is going on, was July 18th. August 27th, the opposition filed their statements to the FCC.

Now, a lot of things you can look into this. I would say nothing startling, nothing out of the ordinary, so you keep moving forward. September 17th, we filed our reply to the opposition. What a great opportunity. They show us exactly what they have a problem with and we went back with our position.

We put so much information on this table, so much modeling, so much of the economics of the deal, we got into a situation where it is called a clock stop. So, the FCC, they have a period of time to approve the deal– at any point in the process they can just stop the clock. Knew what’s happening, it’s for good reason because what we gave them was so incredible and voluminous they said “Whoa, we’ve got to look at this.” So, all very good.

We named – where is Sunit? So, Sunit Patel, who was the CFO of CenturyLink, is now the Executive Vice President of the Integration and Merger Process. So Sunit, you’ll hear a lot more from him.

October 29th, a small thing unless you really understand what’s going on, the S-4 was declared effective, the registration statement associated with the company.

So, in effect, tomorrow is the end of the opposition comment period with the FCC. So, in effect, we’re moving to a period now where the record is in, it’s all in. We’ll hear a lot of noise in the next couple of days

What this is about, I want to remind you. This is about global 5G leadership for the United States. You want to take on something big, the story that we’re telling – because it’s true – is this country is on the verge of not having leadership in a 5G world where 3 million jobs will be at stake and $0.5 trillion worth of impact to the economy.

And what we’re going to do is we’ve already changed the trajectory of the wireless world, we’re going to change the trajectory of 5G. What Neville is doing in 5G is amazing. What we’re going to be able to do together with these complementary spectrums is absolutely incredible.

We want everybody to invest, we want the massive economic benefits of 5G to accrete too, and you’ll see 5G leadership is a major platform associated with this deal.

Second, that thing called the Un-carrier, I can tell you after months and months of being there we are a treasured national asset.

So, the story for us is the creation of this incredible broad and deep capability, capacity that will go up eightfold and the amazing thing that we can do with this capacity – supercharging the Un-carrier, going into new areas that I’ll have Mike talk to you about in a second and allow us to create far more innovative services, have prices go down. Got it? No mixed words. Service is broader, capacity up, speeds 15-fold, prices down and more jobs on day one and every single day thereafter than the two companies together. That’s part of the big support for why this deal should get approved.

Now I’ll give you some numbers. Remember little T-Mobile, remember our company that was really struggling? I do. How about this? This company will have an enterprise value of $146 billion. It’s a little less than $90 billion of market cap today. Total revenues will be $75-76 billion. Services revenues $53-57 billion. EBITDA of $22-23 billion with 130 million customers to start. Now that’s a big deal.

And we are committing – by the way, we’re committing that we will invest $40 billion in the first three years, $40 billion. That’s $31.1 billion in network. So this is serious amounts of investment.

And it comes from putting these companies together and having synergies of $43 billion. Now synergies is a word that scares people, because most deals are putting two companies together and getting rid of people. That’s what a synergy is cleverly called in most deals. But almost no deal that ever takes place puts companies together and increases supply. It’s usually putting two companies together limiting supply, raising prices and lowering costs by eliminating people. This is putting two companies together, increasing supply incredibly, lowering prices and needing more people. That’s why it takes so many pages for us to approve.

The big magic here is $26 billion of these synergies are from network. If you have this gigantic network that has 110,000 macro sites and you pick 74,000 of them, you get rid of the other 36,000 or so before you build 10,000, these are rents and real estate costs that are extremely great cost savings. And then you put these networks together that Neville will talk about, you get more sites, more spectrum per site and the efficiency of 5G and one plus one actually equals eight.

So, $43 billion…Now what I want to do is tell you that the regulatory process is going well, but don’t wait to see me out there crowing. You’ve got to participate. But I did say many times today that I’m confident and highly optimistic that as we go through the process, the regulators will see that this is pro-consumer, it’s pro-competitive, that the merger will help American leadership in 5G, that $40 billion will be invested, we’ll get it from – and – are you ready for this, let’s be humble for a second – that’s all.

Even after we put these companies together, we will be one-third the size of Verizon, one-third the size of AT&T in revenues, one-eighth of the free cash flow of AT&T. We’ll be one-half the market capital of Comcast and one-third of the free cash flow. That’s the story. But we’ll have the scale and the financial wherewithal to compete with AT&T and Verizon and Comcast and Charter. We’ll take them on, not just in wireless, but beyond and that could be one of the most exciting pieces of that.

***

Mike Sievert

President & COO, T-Mobile

As John said, this is about competition and that’s counterintuitive to some people.

The thousands of pages of public interest statements and econometric analyses all boil down to kind of a simple concept that the unprecedented synergies of this company will allow us to afford to build a network with a level of capacity that’s never been seen in the United States before. Literally eight times the combination of T-Mobile and Sprint today. Eight times more capacity, which we would could never achieve but for the synergies that allow us to spend that $40 billion.

Now when you have all that capacity, the economics will tell you, you have an incentive and your incentive is to use that capacity to take share from the other guys and grow. That means more competition, lower prices, using your capacity as a weapon and an advantage. And that’s what this story really all boils down to.

And then the question becomes over this 5G era that we’re rushing in and making faster with this combination what do we do with all this capability? So many things that we can do to build our business around.

One place we’re working, and I think you all already know this, is in video. Our Layer3 team under Jeff Binder are hard at work and what we’re building is the first TV service for the 5G era. We’re building the first service that was designed for a world where you can be freed of that cable company forever. It’ll start in your home because we’re going to be competing in broadband. And it’s going to take some time to unfold, but the journey, as we’ve been telling you, starts later this year.

IoT; it’s interesting, the Internet of Things is something everybody breathlessly talks about in the 5G era. But one thing you need to understand is our strategy is really different from the other guys. If they’re putting 5G in certain parts of certain cities, their IoT doesn’t work. How do you have sensors built into your clothing taking advantage of 5G years’ long battery capacity if it’s only going to work if you wander into a millimeter wave hotspot sometimes? That will never fly. The New T-Mobile is putting 5G broad and deep in every single part of the country.

Enterprise. Earlier, when I was congratulating TFB, I reminded you we’re at ten percent, we’re at five percent in big enterprises. That means 95% of the customers are with someone else. With this unprecedented network, we’re going after them and there’s room to run here for years to come.

We view 5G as the great equalizer, our competitors don’t. They view it as a place for certain parts of certain cities. We view it as something that can bridge the digital divide, help with the homework gap. We’re going to bring 5G, with this new company, to every part of the country and have coverage second to none. And we’re the only ones promising to do that and it’s a huge opportunity.

And then finally broadband itself. I mentioned video riding on broadband, but broadband is the least competitive market in this rapidly converging marketplace. Half of American households today in 2018 have no choice; one or less options for their broadband at their house. That’s crazy.

And we’re coming after them. Not in certain parts of LA and Sacramento and Indianapolis like our competitor, Verizon, we’re coming after Big Cable in 52% of US zip codes, in two thirds of Comcast territory, in two thirds of Charter’s territory. We’re coming after them to bring real choice to this market for the first time and that’s going to free customers in a way that is just so exciting.

So, I can’t wait to build all this stuff with you, I can’t wait to take all your questions, about it, but before that we give the last word to John.

John Legere

CEO, T-Mobile

So, I know that’s a ton of information. As I’ve said many times, we share it with you in that detail out of tremendous respect of you as owners of the company and the team. Together, when we put these businesses together, we’re actually truly going to be able to compete. So, you see this, number one, in wireless. The scale and the financial power to play hard, it’s going to be fantastic. Number one in wireless. Real competition in choice to rural, as Mike said. This is one of the biggest exciting parts of it. Rural America truly getting choice and 25% of our broadband happening in the parts of the country that needs it the most. A real competitor in enterprise and the upside of that is absolutely fantastic. Real choice in broadband, innovative media and entertainment, and then the whole world of IoT will be completely unleashed.

Now, very important, tons more to do. I can’t tell you if it’s going to be three months, six months, but I can tell you that we’re very confident this deal will close in the first half of 2019. And then all of a sudden, you realize what the opportunity is of putting these things together.

***

Q&A

Speaker: So, with 5G coming up in a few years, do you see T-Mobile as being able to provide a full solution for a broadband video service and wireless service on the go, and in home?

John Legere: First of all, there’s several parts in there, which is over the next few years, and that is a 5G world is we will be in shorter than. And if you think about what Mike’s chart showed, and it is a big part of our story, the answer is yes. Let’s take a few of those. I’ll ask Mike and Neville to kick in but amongst these things that are most exciting people, is that we will be able to with a wireless network, change the whole in-home broadband perspective. And that has really captured a lot of people’s imaginations. But Mike, Neville, you guys want to catch up.

Neville Ray: Yeah, well, a couple of thoughts right at the outset there. The combination with Sprint gives us a huge volume of spectrum assets, right, in low, mid and high bands, and that allows us to put a lot of capability on the ground. And we can start to do that, actually, very quickly.

And compared to where we are today, right, we operate on about 100MHz of spectrum. The deal would give us, excluding the high-band spectrum, about three times that. And what that allows us to do is to create a level of service that can readily compete with many of the home broadband services today, and, as Mike mentioned, in many, many geographies today – both rural, suburban, urban. Just the sheer volume of spectrum and the volume of sites that we have, the compounding nature of those two things gives us a very, very capable broadband offering. So fixed and wireless. When you package all of these pieces together, I mean, Mike talked about convergence in the industry and all these things coming together over the next couple of years with 5G. We would be in a very unique position to make and drive the industry towards that at a real pace.

So hard to get your head around the scale and magnitude of what we can do when we combine these two businesses, but it is truly enormous. And we would have a way, way better product from a network perspective than Verizon or AT&T do.

***

John Legere: All right, what else? Yeah?

Speaker: I’m reading a lot in Puget Sound Business Journal, several others –

Speaker: So, living in Kansas City sounds pretty appealing to you versus Bellevue, so what are your thoughts about that today?

John Legere: So, I went to Kansas City with the team and spoke extemporaneously for about an hour, and there was a transcript that got filed. For me right now, it’s to remove the fear by people in Kansas City that we have a gigantic campus in Bellevue that’s about to be renovated, for ten years, it’s an incredible piece. And we’ve got to acknowledge that we’ve got something there that we need and that we want – and, by the way, is a place that people like to live, right? And that we can attract and retain employees, too.

So that was the conversation.

I’ll find as many ways as I can to update you on what’s going on, but we’re six months in. It’s moving very well, and I am confident and feel very good that we’re going to close this transaction. And then all those things we’ve talked about are going to be the next phase for the new T-Mobile.

[END OF TRANSCRIPT]

Important Additional Information

In connection with the proposed transaction, T-Mobile US, Inc. (“T-Mobile”) has filed a registration statement on Form S-4 (File No. 333-226435), which contains a joint consent solicitation statement of T-Mobile and Sprint Corporation (“Sprint”), that also constitutes a prospectus of T-Mobile (the “joint consent solicitation statement/prospectus”), and each party will file other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 was declared effective by the SEC on October 29, 2018, and T-Mobile and Sprint commenced mailing the joint consent solicitation statement/prospectus to their respective stockholders on October 29, 2018. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain these documents free of charge from the SEC’s website or from T-Mobile or Sprint. The documents filed by T-Mobile may be obtained free of charge at T-Mobile’s website, at www.t-mobile.com, or at the SEC’s website, at www.sec.gov, or from T-Mobile by requesting them by mail at T-Mobile US, Inc., Investor Relations, 1 Park Avenue, 14th Floor, New York, NY 10016, or by telephone at 212-358-3210. The documents filed by Sprint may be obtained free of charge at Sprint’s website, at www.sprint.com, or at the SEC’s website, at www.sec.gov, or from Sprint by requesting them by mail at Sprint Corporation, Shareholder Relations, 6200 Sprint Parkway, Mailstop KSOPHF0302-3B679, Overland Park, Kansas 66251, or by telephone at 913-794-1091.

Participants in the Solicitation

T-Mobile and Sprint and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about T-Mobile’s directors and executive officers is available in T-Mobile’s proxy statement dated April 26, 2018, for its 2018 Annual Meeting of Stockholders. Information about Sprint’s directors and executive officers is available in Sprint’s proxy statement dated June 26, 2018, for its 2018 Annual Meeting of Stockholders, and in Sprint’s subsequent Current Report on Form 8-K filed with the SEC on July 2, 2018. Other information regarding the participants in the consent solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint consent solicitation statement/prospectus. Investors should read the joint consent solicitation statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from T-Mobile or Sprint as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements concerning T-Mobile, Sprint and the proposed transaction between T-Mobile and Sprint. All statements other than statements of fact, including information concerning future results, are forward-looking statements. These forward-looking statements are generally identified by the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “could” or similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, T-Mobile’s, Sprint’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain, or delays in obtaining, required regulatory approvals, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction, or the failure to satisfy any of the other conditions to the proposed transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the business combination agreement; adverse effects on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results because of a failure to complete the proposed transaction in the anticipated timeframe or at all; inability to obtain the financing contemplated to be obtained in connection with the proposed transaction on the expected terms or timing or at all; the ability of T-Mobile, Sprint and the combined company to make payments on debt or to repay existing or future indebtedness when due or to comply with the covenants contained therein; adverse changes in the ratings of T-Mobile’s or Sprint’s debt securities or adverse conditions in the credit markets; negative effects of the announcement, pendency or consummation of the transaction on the market price of T-Mobile’s or Sprint’s common stock and on T-Mobile’s or Sprint’s operating results, including as a result of changes in key customer, supplier, employee or other business relationships; significant transaction costs, including financing costs, and unknown liabilities; failure to realize the expected benefits and synergies of the proposed transaction in the expected timeframes or at all; costs or difficulties related to the integration of Sprint’s network and operations into T-Mobile; the risk of litigation or regulatory actions; the inability of T-Mobile, Sprint or the combined company to retain and hire key personnel; the risk that certain contractual restrictions contained in the business combination agreement during the pendency of the proposed transaction could adversely affect T-Mobile’s or Sprint’s ability to pursue business opportunities or strategic transactions; effects of changes in the regulatory environment in which T-Mobile and Sprint operate; changes in global, political, economic, business, competitive and market conditions; changes in tax and other laws and regulations; and other risks and uncertainties detailed in the Form S-4, as well as in T-Mobile’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.t-mobile.com. Forward-looking statements are based on current expectations and assumptions, which are subject to risks and uncertainties that may cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Given these risks and uncertainties, persons reading this communication are cautioned not to place undue reliance on such forward-looking statements. T-Mobile assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.